Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of BRC Group Holdings, Inc. (f/k/a B. Riley Financial, Inc.) (the “Company”) on Form S-1 of our report dated September 19, 2025 (January 29, 2026, as to the effects of discontinued operations),with respect to our audits of the consolidated financial statements of the Company as of December 31, 2024 and 2023 and for the years ended December 31, 2024 and 2023, which report appears in the Prospectus, which is part of this Registration Statement.

We were dismissed as auditors on September 19, 2025 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal.

We also consent to the reference to our firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Melville, NY

February 10, 2026